

August 12, 2010

Spencer Luo
President and Chief Executive Officer
Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

> **Re:** **Elite Energies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 16, 2010**
> **File No. 333-168184**

Dear Mr. Luo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Revise to describe more specifically what you mean by "green energy business," "green building materials," "renewable energies," "energy savings," and other terms used in this section and elsewhere in your document.

Risk Factors, page 2

2.   Please add a risk factor discussing the risk disclosed in Footnote 9 to your financial statements on page F-14.

3.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please:

- disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and

- explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Determination of Offering Price, page 6

4.   Please clarify how the offering price of the shares of your common stock have been determined arbitrarily, given that (1) you state that the offering price of the shares of common stock was determined based upon the original purchase price paid by certain selling shareholders plus an increase based on the fact that the shares will be liquid and registered and (2) the factors you list in the second sentence of the second paragraph of this section.

5.   Please clarify the use of the term "liquid" in the first paragraph of this section, given your statement on the prospectus cover page that in the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

Dilution, page 6

6.   Please compare the offering price with (1) the price(s) at which your officers, directors, promoters and affiliated persons acquired their shares, and (2) your net tangible book value per share.

Selling Shareholders, page 6

7.   Given the nature and size of the transaction being registered for the selling shareholders relative to the number of outstanding shares held by non-affiliates, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

8.   Please tell us whether the selling shareholders are broker-dealers or affiliates of a broker-dealer.

9.   With respect to each entity listed in your table, please revise to identify the natural person(s) who have or share voting and/or dispositive power over the shares held by that entity. In this regard, please revise footnotes 7, 8 and 9 to clarify whether the natural persons identified have or share voting and/or dispositive power over the shares being offered for resale by that entity, and ensure that each individual who has or shares that power is identified in the footnote. To the extent those entities' shares are controlled by persons who are also listed in the table or in the table on page 23, please revise those

tables as necessary to ensure that those persons' ownership figures include the entities' shares. Refer to Rule 13d-3.

10.   It appears from your selling shareholders table that several of your selling shareholders may be relatives. Please revise to ensure that your tables here and on page 23 reflect securities held in the name of a selling shareholder's spouse or minor child as being beneficially owned by that shareholder. Refer to Securities Act Release 33-4819 (Feb. 14, 1966). For instance, it does not appear that Emily Lee's shares are included in the number of shares beneficially owned by Tony Lee as reported in the table on page 23, despite the relationship indicated in footnote 10 to the selling shareholder table.

11.   Please tell us how each stockholder mentioned in this section as having transferred your securities did so without registration under the Securities Act.

Plan of Distribution, page 9

12.   Please tell us the reason for the disclosure in the last paragraph on page 10 given your statement on page 11 that you do not have any warrants or options outstanding.   Please also apply this comment to the fourth paragraph on page 23.

Description of Securities to be Registered, page 11

13.   The statement that all outstanding shares of your common stock are fully paid and non-assessable appears to be a legal conclusion that you are not independently qualified to make. If you elect to retain this disclosure, please revise to identify the counsel that has made the conclusion and file counsel's consent to be named in this section as an exhibit to the registration statement.

14.   Please clarify the reference to a private placement in the fourth paragraph of this section.

Description of Business, page 11

15.   We note that you were originally formed on March 28, 2008 as Global ePlatform Technologies, Inc. Please revise to describe Global ePlatform's operations, if any.

16.   Please revise to significantly expand your discussion of your current products and services and clarify what your business is. For example, please:

- explain how you generate revenue, whether from licensing, manufacturing, distribution, marketing services or through other means;

- explain how your subsidiary, Elite Renewable Energies Technologies, Inc., invests and operates joint ventures and provide an explanation of these joint ventures;

- explain what the Elite Energies Distribution program is and discuss what the "new distribution channels" are that you are seeking to create;

- explain what your relationship is with Quality Green Building Supplies, Inc. and provide an explanation of Quality Green Building Supplies, Inc.'s business;

- explain whether you will produce your own products or if you will distribute products produced by third parties; and

- clarify what stage of development your business is in.

These are merely examples. We may have further comments on review of your revised disclosure.

17.   Please describe the effect of existing governmental regulations on your business. For example, we note Note 9 to the consolidated financial statements on page F-14.

Products Offered and Their Market Size, page 12

18.   We note your reference to web site addresses in this section. Please refer to footnote 41 and the related text in Release 34-42728 (April 28, 2000) regarding your obligations, including filing requirements, when you use web site addresses in your document.

19.   Given the status of your business, please provide us with the basis for:

- your statement in the second paragraph on page 13 that you are planning to penetrate 1% of the total green building materials market, and

- your statement in the ninth paragraph on page 13 that your business model is considerably different from other traditional building material wholesalers.

Provide us with any independent, objective data that you have that supports the claim. Also tell us why, given the status and current scope of your business, you believe it is appropriate to include statistics relating to the size and growth rate of the worldwide "green building materials" market on page 12.

Lighting Products, page 13

20.   Given your statements on pages 12 and 15 that you do not plan to "invest [your] resource into lighting manufacturing" or "invest into R&D on lighting manufacturing" until after the success of your green building material supplies operation, please:

- reconcile your disclosure with your statement on page 13 that you "are accessing" low frequency induction lamp technology, which implies you are currently investing in lighting manufacturing; and

- tell us why it is appropriate to include the discussion in the second, third and fourth paragraphs in this section of the market size and demand for LED lighting fixtures or induction lamps.

Description of Property, page 13

21.   Please reconcile the disclosure here implying that Quality Green Building Supplies, Inc.'s office and warehouse lease has expired with the disclosure on page F-11 indicating that the warehouse lease expires on October 31, 2012.

Available Information, page 14

22.   Clarify your reference in the second paragraph to the informational requirements of the Exchange Act.

Financial Statements, page F-1

23.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

24.   Please revise the audit report to include the conforming signature of the independent registered public accounting firm as required by Article 2 of Regulation S-X.

Consolidated Balance Sheets, page F-3

25.   Please revise the equity section of your balance sheet so it is consistent with the guidance in FASB ASC 810-10-45-16 and 810-10-55-4I. In that regard, your stockholders' equity should separately disclose the equity attributed to your stockholders and to the non-controlling interest. You should also present a total for stockholders' equity that includes both controlling and non-controlling interests.

Consolidated Statements of Operations, page F-4

26.   Please tell us where you have included the financial statement information for comprehensive income (loss) required by FASB ASC 220-10-45.

Consolidated Statements of Cash Flows, page F-6

27. A statement of cash flows presented on the indirect method should begin with net income or loss. We note that "Net Loss" disclosed on page F-6 is Net loss attributable to Elite Energies, Inc. The net income as defined in FASB ASC 810-10-45-19 should include results attributed to both controlling and non-controlling interests. Please revise your presentation to be consistent with the guidance in FASB ASC 810.

28. Please tell us the difference between common stock and common stock in subsidiaries.

Note 1. Summary of Organization, page F-7

29. We see that you consolidate QGBS due to the majority ownership (50.52%) and control over that entity. Please provide us the following:

- A full description of the facts and circumstances related to your investment in that entity on which your accounting conclusion is based. Fully describe your ownership rights,

- How you determined that you control QGBS,

- A description of the ownership rights of the minority interest in QGBS.

30. We note the discussion on pages 12 and F-7 that you paid $330,000 in August 2009 to acquire 50.52% of QGBS and that the financial statements of QGBS are included in your consolidated financial statements because of the majority ownership in and control over that entity. Please revise to disclose how you are accounting for the acquisition of QGBS. Please refer to the guidance in FASB ASC 805. In addition, tell us where you have included the disclosures required by FASB ASC 805-10-50.

31. With regard to the acquisition of QGBS tell us how you complied with the guidance in Rule 8-04 and 8-05 of Regulation S-K with regard to the separate financial statements of the business acquired and the pro forma financial information showing the effects of the acquisition or why you believe that these financial statements are not required.

Note 2. Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-7

32. You state that your revenue practices are in accordance with ASC 605. Please revise to disclose your revenue recognition policies for each of your significant products and services and clearly disclose how you apply each of the revenue recognition criteria for each type of revenue you recognize. For instance, describe what you consider to be

pervasive evidence of an arrangement, clarify when title passes and identify when you consider delivery to have occurred. Please also expand your revenue recognition policy to include a discussion of any post shipment obligations, discounts, rebates or other sales incentives and how these are considered in your revenue recognition policy.

33.   Please clarify whether you sell products to distributors. If so, please tell us about the significant terms and conditions of those sales. Demonstrate that it is appropriate to recognize revenue on distributor transactions prior to sell through by the distributor. Also confirm that there are no instances where receivables from distributors are not due and payable until goods purchased from you are sold by the distributor.

34.   Tell us whether you provide a warranty with product sales. If so, tell us and revise to disclose how you account for warranty obligations. Please also provide the disclosures set forth in FASB ASC 460-10-50-8, as applicable.

Inventory, page F-8

35.   Please revise to clarify the nature of the inventory "in transit."

Note 10. Related Party Transactions, page F-14

36.   Please tell us why you have not included the significant related party transactions on the face of your financial statements as required by Rules 4-08(K) and 5-02 of Regulation S-X.

Management Discussion and Analysis, page 15

Plan of Operation, page 15

37.   Please revise disclose your specific plan of operation over the next 12 months, including your plans and necessary funding to fully develop your products and services and the expected sources of funding. The funding that ERET will provide to distributors should be discussed and quantified. In addition, discuss the provisions of the three year buy back of any or all of the interest of the distribution center.

Revenue, page 16

38.   Please revise your discussion of revenue on page 16 to clearly discuss the specific products or services that contributed to the increase in revenue each period.

Liquidity and Capital Resources, page 17

39.   Please revise to quantify the expected cash necessary to fund your operations and cover anticipated capital expenditures, working capital and other capital requirements over the next twelve months and the expected sources of your expected funding needs.

Critical Accounting Policies, page 17

40.   We note that you reference the summary of significant accounting practices included in Note 2 of your financial statements here. Please note that the disclosures under Critical Accounting Policies are different than that those included in Note 2 and should discuss your use of significant estimates and a discussion of the methodology and judgment used by management in determining these particular estimates and the likelihood that materially different amounts would be reported under different conditions or using different methods/estimates. Refer to the guidance provided in FR-60 and FR-72.

Directors, Executive Officers, Promoters and Control Persons, page 19

41.   Please substantially revise your disclosure in this section to:

- ensure you have disclosed the principal occupations and employment for each person for the past five years. For example, you have not disclosed the dates when Mr. Luo was the Vice President of Operation at Honway International, the dates from which Mr. Wan has been managing an accounting firm and been the CFO of Atman Hospitality Group, the period during which Ms. Cheung "set up and operated various businesses" or the period during which Mr. Lee acquired "over 10 years of operation and marketing experience;"

- ensure you have provided a brief explanation as to the nature of the responsibilities your directors and officers undertook in their prior positions so investors have adequate information concerning their prior business experience. For instance, we note your disclosure that Mr. Ma "and other investors" formed a corporation in 2000 and that Mr. Lee, Mr. Lim, and Mr. Jiang each founded companies, but it is not clear what their responsibilities were at those companies and whether they were principally occupied at those companies. Also, it is not clear what you mean by your statement that Mr. Luo "worked closely with" Mr. Ma and played an "instrumental role in bringing Apextalk public," what Mr. Xu's responsibilities were at Suncrest, Inc., or what Ms. Cheung's and Mr. Lee's involvement in and responsibilities to the referenced investments are; and

- ensure you have provided the names and principal businesses of any corporation or other organization in which such occupations and employment were carried out. For instance, we note no organization was identified in Ms. Cheung's background disclosure, and the principal businesses of numerous other organizations were not disclosed.

Further, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

42.   With a view toward clarified disclosure here and elsewhere in your document, tell us whether the business established by Mr. Lim in 2006 is related to Quality Green Building Supplies, Inc. in which you have a 50.52% equity stake.

43.   We note that many of your executive officers are currently employed in and/or are officers of other companies. Please revise to disclose the approximate percentage of time that your executive officers intend to devote to your business. Please add a risk factor, if appropriate.

Certain Relationships and Related Transactions, page 23

44.   Please revise to disclose the names of the related persons discussed in this section. See Item 404(a)(1) of Regulation S-K. Please also file the agreements that govern these transactions as exhibits.

Recent Sales of Unregistered Securities, page 26

45.   We note your disclosure that you relied on exemptions from registration pursuant to Rule 506 "and/or" Regulation S for the offering described in the third paragraph. Revise to clarify on which exemption you relied. Also, in your response, provide us with a detailed analysis of the basis for your claim.

Exhibits

46.   Please ensure that you file all material contracts. For example, please file the contract between Elite Renewable Energies Technology, Inc. and Quality Green Building Supplies, Inc., Quality Green Building Supplies, Inc.'s lease agreement for its warehouse and office, your lease agreement for your business office and any employment agreements with your executive officers.

47.   Please include updated accountants' consents with any amendment to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Yarona Y. Liang, Esq. – Anslow & Jaclin, LLP